UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43342

Veraxa Biotech AG

Talacker 35

8001 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Chief Scientific Officer Transition

On July 23, 2026, Veraxa Biotech AG (the “Company”) issued a press release announcing the appointment of Christoph Erkel, Ph.D., as Chief Scientific Officer (CSO), effective immediately. Mr. Erkel, previously Vice President of Research & Development of the Company, succeeds Rick Austin, Ph.D.

Christoph Erkel is an accomplished scientific leader with 20 years of expertise in antibody therapeutics, with a career bridging early-stage discovery and clinical readiness. His expertise includes antibody engineering and preclinical development, advancing candidate molecules up to IND submission. Prior to joining the Company, he served as Research Program Leader at MorphoSys AG (acquired by Novartis), where he led cross-functional teams and therapeutic programs in immuno-oncology, including the development of conditionally active T cell engagers for solid and hematologic tumors. Earlier, he held senior roles in Discovery Biology and Antibody Engineering, as well as scientific and leadership positions at Sloning BioTechnology GmbH. Christoph Erkel earned his Ph.D. in Biology from Philipps University in Marburg and conducted postdoctoral research at the Max Planck Institute for Terrestrial Microbiology

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated July 23, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERAXA BIOTECH AG

Date: July 23, 2026	By:	/s/ Christoph Antz
	Name:	Christoph Antz
	Title:	Chief Executive Officer

By:	/s/ Oliver Baumann
Name:	Oliver Baumann
Title:	Chairman of the Board of Directors

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